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CONTACT:
Daniel B. Tankersley
United Foods, Inc.
(901) 422-7600

             UNITED FOODS, INC. ANNOUNCES AMENDMENT TO TENDER OFFER

     Bells, TN -- June 17, 1997 -- United Foods, Inc. (Amex: UFDA and UFDB) announced that it is amending its cash tender offer for shares of its Class A and Class B Common Stock at a price of $2.50 per share by extending the Expiration Date and by increasing the number of shares it is offering to purchase from 1,000,000 shares of its Class A and Class B Common Stock to up to 2,500,000 shares of its Class A Common Stock and up to 1,500,000 shares of its Class B Common Stock, both at $2.50 per share. The offer will be made on the terms and subject to the conditions set forth in the Company's definitive tender offer materials, including a Supplement and related revised Letter of Transmittal, which will be mailed to shareholders on or before June 20, 1997. The tender offer as amended will expire at 5:00 p.m., New York City Time, on July 3, 1997, unless further extended.

     The offer is subject to certain conditions set forth in the offer materials, including the condition that the Company does not determine that there is a reasonable likelihood that, after purchase of all shares covered by the offer, either the Class A or Class B Common Stock will cease to qualify for continued listing on the American Stock Exchange.

     As of 4:00 p.m., Eastern Time, June 17, 1997, a total of 2,433,855 shares of Class A Common Stock and 1,639,402 shares of Class B Common Stock had been validly tendered and not withdrawn in response to the original offer.

     The information agent for the tender offer is D. F. King & Co., Inc. Additional copies of the Offer to Purchase, the Supplement and the Letter of Transmittal for the tender offer will be available from the information agent.